INTERNATIONAL
Member of RZB Group

RECEIVED

2007 JUL 10 A 9:59

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

07024984

29th June 2007

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

SUPPL

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 22nd June 2007.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

Alisdair Swanney
Investor Relations

7/10

Voting results for the 2nd extraordinary General Meeting of Raiffeisen International Bank-Holding AG on 5 June 2007

Agenda item 2:

Resolution regarding the appropriation of the balance-sheet profit shown as at 31 December 2006.

Presence:	381 shareholders with 106.858.461 votes.
For:	379 shareholders with 106.858.178 votes.
Against:	1 shareholders with 108 votes.
Abstention:	1 shareholders with 175 votes.

Agenda item 3:

Resolution approving the acts of the members of the Managing Board during the 2006 business year.

Presence:	381 shareholders with 106.858.461 votes.
For:	378 shareholders with 106.851.539 votes.
Against:	2 shareholders with 1.901 votes.
Abstention:	1 shareholders with 5.021 votes.

Agenda item 4:

Resolution approving the acts of the members of the Supervisory Board during the 2006 business year.

Presence:	381 shareholders with 106.858.461 votes.
For:	378 shareholders with 106.851.539 votes.
Against:	2 shareholders with 1.901 votes.
Abstention:	1 shareholders with 5.021 votes.

Agenda item 5:

Resolution establishing the remuneration of the members of the Supervisory Board for the 2006 business year,

Presence:	382 shareholders with 106.860.712 votes.
For:	354 shareholders with 106.843.462 votes.
Against:	19 shareholders with 11.840 votes.
Abstention:	9 shareholders with 5.410 votes.

Agenda item 6:

Election of the auditors for the financial statements and the consolidated financial statements for the 2007 business year.

Presence:	373 shareholders with 106.859.943 votes.
For:	357 shareholders with 105.886.700 votes.
Against:	12 shareholders with 933.197 votes.
Abstention:	4 shareholders with 40.046 votes.

Agenda item 7:

Resolution on an increase of the nominal capital from company funds (capital adjustment) from EUR 434,517,391.31 by EUR 931,108.69 to EUR 435,448,500.00 by converting the corresponding partial amount of the committed capital reserve without issuing new shares for the purpose of smoothing out the share in the nominal capital due on each share.

Presence:	331 shareholders with 106.857.423 votes.
For:	326 shareholders with 106.850.481 votes.
Against:	1 shareholders with 1.900 votes.
Abstention:	4 shareholders with 5.042 votes.

Agenda item 8:

Resolution revoking the authorization of the Managing Board (unused to date) pursuant to § 169 of the Austrian Joint Stock Companies Act to increase the nominal capital by a maximum of EUR 217,258,695.65 within five years after registration in the Company Register by issuing up to a maximum of 71,385,000 new ordinary bearer shares with voting rights. At the same time, the Managing Board is authorized to increase the nominal capital by a maximum of EUR 217,724,250.00 by issuing up to a maximum of 71,385,000 new ordinary bearer shares with voting rights within five years, after having the respective change in the Articles of Association recorded in the Company Register, against a contribution in cash and/or in kind, thereby maintaining the statutory subscription right due to shareholders, also by way of an indirect subscription right via a credit institute, pursuant to § 153 (6) of the Austrian Joint Stock Companies Act, as well as to fix the offering price and the terms of the issue, with the approval of the Supervisory Board. The Supervisory Board or a committee thus authorized by the Supervisory Board is authorized to adopt amendments of the Articles of Association that result from utilizing the approved capital.

(Adjustment of current approved capital to the capital increase resolved under item 7).

Presence:	246 shareholders with 106.849.312 votes.
For:	236 shareholders with 105.635.731 votes.
Against:	8 shareholders with 1.206.660 votes.
Abstention:	2 shareholders with 6.921 votes.

Agenda item 9:

Resolution regarding amendments of the Articles of Association in

a) § 4 (Capital and Shares) in such a manner that in implementing item 7 of the agenda para. (1) will read as follow: "The share capital of the Company amounts to EUR 435,448,500.00. It is divided into 142,770,000 ordinary bearer shares with voting rights."

b) § 4 (Capital and Shares) para. (5) (approved capital pursuant to the resolution taken by the Ordinary General Meeting of Shareholders under item 8, of the agenda).

c) § 19 (Final Provisions) to delete para. (1) which has become obsolete on account of the 2006 Amendment to the Austrian Take-Over Act. Para. (2) shall become para. (1)

Presence:	225 shareholders with 106.848.764 votes.
For:	214 shareholders with 105.635.182 votes.
Against:	8 shareholders with 1.206.660 votes.
Abstention:	3 shareholders with 6.922 votes.

Agenda item 10:

Resolution authorizing the Managing Board to acquire own shares, pursuant to Section 65 (1), items 4 and 8, of the Austrian Joint Stock Companies Act, during a period of 18 months as of the date of the resolution on the acquisition of new shares, up to 10% of the nominal capital of the Company. The Managing Board is given the authorization to decide, with the approval of the Supervisory Board, on the sale of own shares by different means than the stock exchange or a public tender, to the exclusion of the shareholders' subscription right. The present authorization replaces the authorization, adopted by the General Meeting of Shareholders on 7 June 2006, to buy back own shares.

Presence:	212 shareholders with 106.847.521 votes.
For:	203 shareholders with 106.252.589 votes.
Against:	6 shareholders with 589.810 votes.
Abstention:	3 shareholders with 5.122 votes.

Two of our documents are only available in German.

This publication is about the repurchase of our own Raiffeisen International Bank-Holding AG shares.

Veröffentlichung des Hauptversammlungsbeschlusses der Raiffeisen International Bank-Holding AG zum Rückerwerb eigener Aktien gemäß § 65 Abs. 1 Z 4 und 8 AktG

Veröffentlichung des Beschlusses, von einer Rückkaufermächtigung Gebrauch zu machen und Veröffentlichung des Rückkaufprogramms der Raiffeisen International Bank-Holding AG

Veröffentlichung gem. § 82 Abs.9 BörseG iVm §§ 2, 4 und 5 VeröffentlichungsV 2002

1. Hauptversammlungsbeschluss vom 5.6.2007

In der ordentlichen Hauptversammlung der "Raiffeisen International Bank-Holding AG" mit Sitz in Wien, FN 122119 m ("RI" oder die "Gesellschaft") vom 5.6.2007 wurde der Vorstand der Gesellschaft antragsgemäß neuerlich ermächtigt, für die Dauer von 18 Monaten ab der Beschlussfassung (somit bis zum 5.12.2008) eigene Aktien gemäß § 65 Abs. 1 Z. 4 AktG zu erwerben, um diese Arbeitnehmern, leitenden Angestellten und Mitgliedern des Vorstands der Gesellschaft oder der mit ihr verbundenen Unternehmen zum Erwerb anzubieten. Weiters wurde der Vorstand der Gesellschaft ermächtigt, bis zum 5.12.2008 eigene Aktien der Gesellschaft gemäß § 65 Abs. 1 Z. 8 AktG ohne besondere Zweckbindung zu erwerben, wobei der Handel in eigenen Aktien als Zweck des Erwerbs aufgrund der gesetzlichen Bestimmungen ausgeschlossen ist. Diese Ermächtigung ersetzt die von der ordentlichen Hauptversammlung am 7.6.2006 erteilte gleichartige Ermächtigung.

Die Hauptversammlung vom 5.6.2007 hat demgemäß im Einzelnen die folgenden Beschlüsse gefasst, die hiermit gemäß § 65 Abs. 1a AktG iVm § 82 Abs. 9 BörseG und gemäß § 2 der VeröffentlichungsV 2002 veröffentlicht werden:

1. Die Hauptversammlung ermächtigt den Vorstand nach Maßgabe der Bestimmungen des Aktiengesetzes zum Erwerb und, ohne dass die Hauptversammlung vorher nochmals befasst werden muss, gegebenenfalls zur Einziehung eigener Aktien. Der Anteil der zu erwerbenden und bereits erworbenen Aktien darf 10 % des jeweiligen Grundkapitals der Gesellschaft nicht übersteigen. Die Dauer der Ermächtigung zum Erwerb eigener Aktien ist mit 18 Monaten seit der Beschlussfassung in der Hauptversammlung begrenzt.

2. Der geringste beim Rückerwerb zu leistende Gegenwert beträgt EUR 1 (eins), der höchste beim Rückerwerb zu leistende Gegenwert darf nicht mehr als 10 % über dem durchschnittlichen ungewichteten Börsenschlusskurs der der Ausübung dieser Ermächtigung vorangegangenen 10 Handelstage liegen.

3. Sowohl dieser Beschluss als auch das darauf beruhende Rückkaufprogramm und ein allfälliges Wiederverkaufsprogramm sowie deren Dauer sind zu veröffentlichen.

4. Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats für die Veräußerung der eigenen Aktien eine andere Art der Veräußerung als über die Börse oder durch ein öffentliches Angebot unter Ausschluss des Bezugsrechts der Aktionäre zu beschließen. Das Bezugsrecht der Aktionäre darf nur dann ausgeschlossen werden, wenn die Veräußerung der eigenen Aktien als Gegenleistung beim Erwerb von Unternehmen oder Gesellschaftsanteilen oder zum Zweck der Durchführung eines Programms für Mitarbeiterbeteiligung oder eines Aktienoptionsplans für Mitarbeiter, leitende Angestellte und/oder Mitglieder des Vorstands der Gesellschaft und der mit ihr verbundenen Unternehmen erfolgt. Die Einbindung des Aufsichtsrats erfolgt auf der Grundlage des Aktiengesetzes, der Satzung und der Geschäftsordnung für den Aufsichtsrat und den Vorstand.

2. Rückkaufprogramm:

Der Vorstand der Gesellschaft hat am 5.6.2007 beschlossen, von der erteilten Ermächtigung zum Aktienrückkauf Gebrauch zu machen und hat ein Programm zum Rückkauf eigener Aktien beschlossen; dieser Beschluss sowie das Rückkaufprogramm werden hiermit gemäß § 65 Abs. 1a AktG iVm § 82 Abs. 9 BörseG und gemäß §§ 4 und 5 der VeröffentlichungsV 2002 veröffentlicht:

1. Tag des Ermächtigungsbeschlusses der Hauptversammlung ist der 5.6.2007.

2. Die Veröffentlichung des Hauptversammlungsbeschlusses erfolgt gleichzeitig mit der gegenständlichen Veröffentlichung des Rückkaufprogramms. Die wesentlichen Inhalte des Ermächtigungsbeschlusses sind aus dem ersten Abschnitt der gegenständlichen Veröffentlichung ersichtlich.

3. Beginn des Rückkaufsprogramms: 3 Börsentage nach dieser Veröffentlichung; voraussichtliche Dauer bis: 5.12.2008.

4. Das Rückkaufprogramm bezieht sich auf die auf Inhaber lautenden Stammaktien der Gesellschaft.

5. Beabsichtigt ist der Rückerwerb von bis zu 186.040 Aktien, das entspricht einem Anteil am Grundkapital von 0,13%.

6. Der geringste beim Rückerwerb zu leistende Gegenwert beträgt EUR 1 (eins), der höchste beim Rückerwerb zu leistende Gegenwert darf nicht mehr als 10 % über dem durchschnittlichen ungewichteten Börsenschlusskurs der der Ausübung dieser Ermächtigung vorangegangenen 10 Handelstage liegen.

7. Der Rückkauf erfolgt über die Börse und/oder unter Beachtung der aktienrechtlichen Beschränkungen auch außerhalb der Börse. Die Gesellschaft behält sich vor, den Rückkauf auch durch von der Gesellschaft beauftragte Dritte durchzuführen, die die Aktien im eigenen Namen, aber auf Rechnung der Gesellschaft erwerben. Zweck des Rückkaufs ist in erster Linie, diese Aktien zur Deckung des von der Gesellschaft beschlossenen "Share Incentive Program" (SIP) zu verwenden (siehe Punkt 9.); darüber hinaus soll allenfalls auch ein Bestand eigener Aktien für den Einsatz bei Beteiligungskäufen aufgebaut werden. Der Vorstand behält sich vor, die zurückgekauften Aktien auch für den Zweck einer künftigen Ausweitung des SIP zur Zuteilung an den in Punkt 9. beschriebenen Personenkreis zu verwenden.

8. Allfällige Auswirkungen auf die Börsenzulassung der Aktien: Keine.

9. Es wurden keine "klassischen" Aktienoptionen eingeräumt, und solche sind auch nicht in der Frist des § 65 Abs. 1 Z 8 AktG geplant. Die Gesellschaft hat jedoch ein "Share Incentive Program" (SIP) beschlossen, dessen wirtschaftliche Wirkungen einer "klassischen" Aktienoption nahe kommen. Das SIP sieht eine performance-abhängige bedingte Zuteilung von Aktien der Gesellschaft an die Mitglieder des Vorstandes der Gesellschaft, Vorstandsmitglieder der mit RI verbundenen Bank-Tochterunternehmen sowie an ausgewählte Führungskräfte der Gesellschaft und der mit ihr verbundenen Unternehmen vor; der Bericht des Aufsichtsrates im Zusammenhang mit der Einräumung des SIP wurde für die bisherigen Tranchen des SIP jeweils analog zu den Veröffentlichungspflichten der Veröffentlichungsverordnung publiziert, zuletzt für die SIP-Tranche 2007 am 31.5.2007.

Die Ansprüche aus den auf Grundlage des SIP bedingt zugeteilten Aktien der Gesellschaft sowie die – abhängig von der jeweiligen Zielerreichung – daraus resultierende mögliche tatsächliche Zuteilung von Aktien der Gesellschaft stellt sich für die einzelnen Gruppen der Begünstigten für die bisher laufenden bzw. beschlossenen SIP-Tranchen 2005-2007 wie folgt dar:

Personen	Anzahl bedingt zugeteilter Aktien (Basis-Bezugsgröße)	Mindest-Zuteilung RI-Aktien	Maximale Zuteilung RI-Aktien
Vorstandsmitglieder der RI	67.952	16.988	101.927
Vorstandsmitglieder der mit RI verbundenen Bank-Tochtergesellschaften	149.736	37.434	224.605
Führungskräfte der RI und sonstiger mit RI verbundenen Unternehmen	38.468	9.618	57.704

Der Raiffeisen International Bank-Holding AG beabsichtigt, die Veröffentlichungspflichten gemäß §§ 6 und 7 der VeröffentlichungsV 2002 durch die Veröffentlichung im Internet über die Website der Gesellschaft, http://www.ri.co.at, zu erfüllen.

Wien, am 5. Juni 2007

Der Vorstand

This publication is about the distribution of our Raiffeisen International Bank-Holding AG shares.

Raiffeisen INTERNATIONAL
Member of RZB Group

Raiffeisen International Bank-Holding AG
Dividendenbekanntmachung

ISIN AT0000606306

Die ordentliche Hauptversammlung der Aktionäre unserer Gesellschaft vom 5. Juni 2007 hat beschlossen, für das Geschäftsjahr vom 1. Jänner 2006 bis zum 31. Dezember 2006 je dividendenberechtigter Stammaktie eine Dividende von EUR 0,71 je Stammaktie auszuschütten, dies entspricht einer maximalen Ausschüttungssumme von EUR 101.366.700,00.

Die Auszahlung der Dividende erfolgt am 13. Juni 2007, abzüglich allfälliger 25 % Kapitalertragsteuer nach Maßgabe der gesetzlichen Bestimmungen, für die Stammaktien durch Überweisung bzw. durch Gutschrift der depotführenden Banken. Als Hauptzahlstelle fungiert die Raiffeisen Centrobank AG, 1015 Wien, Tegetthoffstraße 1.

Die Aktien der Raiffeisen International Bank-Holding AG werden ab 13. Juni 2007 ex Dividende 2006 gehandelt.

DER VORSTAND

Wien, im Juni 2007

END